Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

May 3, 2021

Katherine Hsu

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Trust 2016-P6 (the “Trust”) Form 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020; Filed November 27, 2020 File No. 333-207132-09

Dear Ms. Hsu:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned Form 10-D and ABS-EE (the “Filings”). Reference is made to the following communications with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Filings: (i) your letters, dated January 29, 2021 and February 17, 2021 (the “Comment Letters”), transmitting the comments of the Staff; (ii) the Registrant’s response letters, dated February 12, 2021 and April 2, 2021, to the Comment Letters; and (iii) the conference call on April 8, 2021 between certain members of the Staff and the undersigned.

On behalf of the Registrant, we confirm that:

1.       The Registrant intends to file with the Commission via the EDGAR system Amendment No. 1 (the “Form 10-K/A”) to the Registrant’s annual report on Form 10-K with respect to the Trust for the fiscal year ended December 31, 2020, primarily to include an explanatory note with respect to the mortgage loan identified in the Comment Letters (the “Subject Loan”) relating to the reporting status of the Subject Loan as “current” during an applicable forbearance period and the making of principal and interest advances on the Subject Loan during such forbearance period.

2.       The Registrant intends to inform the master servicer for the Trust that it will need to include in the applicable Form 10-Ds and Form ABS-EEs, on a going forward basis, with respect to any mortgage loan included in the Trust that becomes subject to a forbearance agreement (or any agreement similar thereto), either appropriate code designations indicating, or to the extent such information cannot be sufficiently indicated via an available code designation, a contemporary Schedule 103 explanatory note indicating, in general, that such mortgage loan is in forbearance and that if such mortgage loan is reported as “current” during the applicable forbearance period, it reflects that the related borrower is in compliance with such forbearance or similar agreement.

3.       The Registrant intends to include in the prospectus for the Registrant’s future transactions disclosure that provides, in substance and for the avoidance of doubt, that if a mortgage loan is subject to a forbearance agreement, standstill agreement or similar agreement that provides for a temporary deferral or similar temporary accommodation with respect to all or a portion of the monthly payment amount, the applicable servicer will be required to make monthly principal and interest advances for such mortgage loan based on the terms of the related loan documents in effect immediately prior to the date of such forbearance or similar agreement, subject to any non-recoverability determination with respect to such mortgage loan.

4.       The Registrant intends to include in pooling and servicing agreements for future transactions provisions clarifying the effect of the disclosure set forth in paragraph 3.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely, /s/ Janet A. Barbiere Janet A. Barbiere

cc:	Ryan O’Connor, Esq. Richard Simpson